Exhibit 11

CODE OF BUSINESS ETHICS

SEABRIDGE GOLD INC.

November 7, 2007

CODE OF BUSINESS ETHICS

TABLE OF CONTENTS

Fundamental Principles	3

Guidelines for Directors and Officers	4-5

Communications and Disclosure Policy	6-9

Insider Trading Policy	10

Appendix A: Material Information	11-12

SEABRIDGE GOLD’S CODE OF BUSINESS ETHICS (“COBE”)

FUNDAMENTAL PRINCIPLES

The following fundamental Principles of appropriate business conduct have been established for all personnel working for or representing Seabridge Gold Inc. (the “Company” or “Seabridge”). They are applicable in all countries in which the company operates.

Fundamental Principles

A.	Compliance with Laws

The Company will conduct its business in full compliance with all laws, regulations and other legal requirements applicable wherever the Company is carrying on business. No personnel shall directly or indirectly give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official in contravention of the Corruption of Foreign Public Officials Act.

B.	Conflict of Interest

Personnel must ensure that no conflict exists between their personal interest and those of the Company. Personnel should also avoid placing themselves in positions that may be perceived as conflicts.

C.	Fiscal Integrity and Responsibility

While all personnel have a responsibility to protect the Company’s assets, the Management of the Company is specifically responsible for establishing and maintaining appropriate internal controls to safeguard Company assets against loss from unauthorized or improper use or disposition.

D.	Health, Safety and Environment

The Company is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

The Company’s operations are to be conducted in a manner that protects the health and safety of our personnel and all people in the Communities where the Company operates.

E.	Employment Practices

The Company is committed to a workplace environment where personnel are treated with dignity, fairness and respect. All personnel have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and illegal harassment.

F.	Confidential Information

In the course of employment, personnel may have access to information that is non-public, confidential, privileged, or of value to competitors of the Company or that may be damaging to the Company if improperly disclosed. Personnel may also have access to the confidential information of companies with which the Company does business.

Personnel must protect the confidentiality of information concerning the Company and its business activities as well as that of companies having business dealings with the Company. Personnel who leave the Company have an ongoing obligation to keep such information confidential.

SEABRIDGE GOLD’S CODE OF BUSINESS ETHICS
GUIDELINES FOR DIRECTORS AND OFFICERS

Directors and Officers have a duty to manage or supervise the management of the business and affairs of the Company. In carrying out this duty the Company expects Directors and Officers to act honestly and in good faith with a view to the best interests of the Company. To this end the Board of Directors has committed itself to maintaining a high standard of Corporate Governance which incorporates as its basis, principles of good conduct and high ethical behaviour.

To discharge their duties, the Directors have adopted the following principles for business conduct and ethical behaviour.

Compliance with Law

Directors and Officers shall conduct their business and affairs in full compliance with applicable laws, rules and regulations and shall encourage and promote such behaviour for themselves, Officers and employees.

Conflicts of Interest

The Directors shall conduct their business and affairs in a manner that ensures their private or personal interests do not interfere or appear to interfere with the interests of the Company, including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, Directors and Officers shall immediately make full disclosure in an appropriate manner to the Board of Directors.

Fair Dealing

The Company adheres to a policy of Fair Dealing in all its undertakings. Directors and Officers shall endeavour to deal fairly with the Company’s customers, suppliers, competitors and employees. Taking unfair advantage through manipulation, concealment, abuse or privilege, misrepresentation and other unfair dealing practices is unacceptable.

Confidentiality

Directors and Officers shall maintain the confidentiality of information entrusted to them except in circumstances where disclosure is authorized or mandated by law or requirement of securities regulatory authorities or stock exchange. Confidential information shall not be used for personal gain.

Protection and Proper Use of Common Assets

Directors and Officers shall ensure that the Company’s assets are protected and properly and efficiently used for legitimate business purposes.

Corporate Opportunities

Directors owe duty to advance the Company’s legitimate interests whenever an opportunity arises and are prohibited from:

a)	Taking personal advantage of opportunities discovered through the use of corporate assets, property, information or their position;

b)	Using or deploying corporate assets, property, information or their position for personal gain; and

c)	Competing with the Company.

Provision of Services

Directors may from time to time be asked to provide professional services to the Company above and beyond their duties as Directors, relating to their areas of professional competence. In such cases, management shall: (a) define the services to be provided in writing, the competencies involved and the qualifications of the Director whose services may be engaged; (b) obtain at least two quotes for the provision of the required services by fully qualified, third party providers; (c) bring the proposed contract and competing bids before the Board of Directors for a discussion to be made without the participation of the conflicted Director.

Incident Reporting

Directors and Officers are encouraged to promote ethical behaviour in all things they do and to ensure a healthy ethical workplace. The Company, through the principles and standards adhered to by Directors, encourages Officers and leaders to talk with employees about ethical behaviours and to provide guidance on their ethical concerns including advising employees on appropriate actions to be taken or behaviours to be followed. Violations of laws, rules, regulations or this Code of Business Conduct are to be reported to the Board of Directors, in accordance with the Company’s Whistleblower Policy.

The Directors, on behalf of the Company, will not allow any retaliation by Officers in respect of reports made in good faith by any employee.

Waivers

Directors and executive Officers whose conduct or actions have failed to meet or whose future conduct or actions may not meet the principles and standards set out in this Code of Business Conduct must report such failure or anticipated failure immediately to the Board of Directors. Such report shall contain a request for a waiver of such conduct and be filed with the Board of Directors for review. The Board of Directors shall examine the circumstances related to the failure or requested waiver for anticipated failure and make an appropriate determination. Any determination of the Board of Directors that noncompliance with the Code of Business Conduct has occurred or that, under the circumstances, a waiver be granted to a Director or officer shall be reported promptly to the shareholders by posting on the Company’s website.

Annual Review

Annually, the Company expects each Director to review this Code of Business Ethics and to satisfy themselves that they have adhered to the stated principles and standards, or if they have failed to do so, to ensure such noncompliance has been reported to the Board of Directors. A status report on compliance with the Code will be included in the Company’s Annual Information Circular.

SEABRIDGE GOLD’S CODE OF BUSINESS ETHICS
COMMUNICATIONS AND DISCLOSURE POLICY

1.	Background

■	Seabridge Gold Inc. is committed to making full and timely disclosure of all material information related to the Company and its operations and to complying with all aspects of the law in this respect.

■	Amendments to the Ontario Securities Act [“Act”] in December 2005 have created a new potential liability for a broad group of persons, including its directors, insiders and influential persons and Seabridge is a Reporting Issuer under the Act.

■	Seabridge and its directors, insiders and influential persons are potentially liable to personal liability for misrepresentations in corporate communications, including oral public statements, and for failure to make timely disclosure of material facts and changes thereto.

■	Under this legislation, investors have the right to sue a Reporting Issuer and its directors, officers, influential persons and experts for damages if they buy or sell shares in a company while there is an uncorrected misrepresentation or during the period when the issuer has failed to make timely disclosure of a material change.

■	Seabridge has approved this Communications and Disclosure Policy to help ensure that its commitment to full and timely disclosure is maintained at all times.

2.	Purpose of the Communications and Disclosure Policy

The purpose of the Company’s Communications Policy is to ensure that:

a)	The Board is made aware of changes in the Company’s affairs in a timely manner;

b)	A proper assessment is made of information to determine if it is material information;

c)	Information is properly reviewed and approved before being disclosed;

d)	The Company complies with its continuous disclosure obligations;

e)	Disclosure of material information, and any corrections to previously disclosed information, is made in a timely way;

f)	The Company avoids selective disclosure of Company information;

g)	The communications process between the Company and its external stakeholders is controlled;

h)	Blackout periods for insiders are appropriately determined, communicated and enforced until appropriate disclosures are made; and

i)	The system is monitored for its effectiveness .

3.	Disclosure of Material Information

3.1	Determination of Whether Information is Material

Information about the Company is considered to be material if it has a significant effect or would reasonably be expected to have a significant effect on the market price of the Company’s securities. The determination of whether information is material is subjective. The list of events set forth in Appendix A, although not exhaustive, should be considered in making the determination of whether information is material.

3.2	Method and Content of Disclosure of Material Information

The Company shall disclose all material information to external stakeholders as soon as practicable after the event, giving rise to the material information, has occurred. All material information shall be disclosed via press release, using a news service approved by the Toronto Stock Exchange and the American Stock Exchange. The material information shall also be posted on the Company’s website.

The press release shall include sufficient information to enable external stakeholders to understand the nature and timing of the event giving rise to the material information as well as to allow such stakeholders to make an informed assessment of the effect of the material information on the market price of the Company’s securities.

3.3	Responsibility for Disclosure of Material Information (Disclosure Committee)

The Company shall constitute a Disclosure Committee which shall have primary responsibility for the disclosure of material information. Unless subsequently amended by the Board, membership of this committee shall comprise the Chief Executive Officer (CEO) and the Board Chairman (Chair). These individuals have been designated to serve on this committee by virtue of their positions within the Company:

(a)	They are completely familiar with the operations of the Company;

(b)	They are continuously up-to-date on pending material developments within the Company; and

(c)	They have sufficient understanding of the disclosure rules to enable them to determine whether information is material and hence requires disclosure.

From time to time, the committee may designate other directors or officers of the company to be responsible for specific disclosures.

3.4	Disclosure Guidelines

■	The CEO and the CFO will report at each Board meeting as to whether they have knowledge of any material facts that should be disclosed.

■	The CEO will discuss, in a timely manner, all matters that he believes are likely to be material facts with a member of the Board who has relevant experience.

■	The Disclosure Policy will be kept current and posted on the Company’s website.

■	The Policy will be subject to a review by the Disclosure Committee for its effectiveness on an annual basis and this review will be discussed with the Board.

■	The CEO will, on an annual basis, remind all employees of the existence of, and the need to comply with, the Disclosure Policy.

■	The Disclosure Committee will be responsible for determining blackout periods when insiders will not be allowed to trade in the Company’s shares, and for giving proper notification of the commencement and close of the blackout periods to all insiders.

■	All press releases (and other disclosure not normally approved by Board resolution) will be reviewed with at least one independent member of the Board with relevant experience before issuance.

■	All presentations to analysts, shareholders and potential shareholders concerning the Company will use up-to-date content and will be posted in a timely manner on the Company’s website. The CEO will keep a log of all such presentations recording the audience, the date and nature and content of the presentation. The Chairman will review this log on a regular basis.

■	In all outside presentations forward looking information will be properly identified and appropriate cautionary statements on such content will be made.

4.	Authorized Spokespersons

The CEO is the only individual authorized to communicate with analysts, shareholders and other stakeholders regarding the material disclosed by the Company. By establishing this restriction, the Company ensures that:

(a)	A consistent message is delivered to external stakeholders regarding Company matters;

(b)	Only information authorized to be disclosed to external stakeholders is disclosed; and

(c)	Selective disclosure of material information is avoided.

In certain circumstances, the CEO may, on a case-by-case basis, delegate his responsibility for external communication to other suitably qualified individuals within the Company. However, without such explicit delegation, external communication is restricted to the CEO.

Where a news release contains information based on the Company’s financial statements prior to the release of such statements, such news release should first be reviewed by the audit committee.

5.	Selective Disclosure

Selective disclosure of Company information is prohibited except where such disclosure is in the “necessary course of business”.* It is for this reason that communications with external stakeholders are restricted to a limited number of individuals within the Company, as outlined in section 3.3 of this Policy.

* See National Policy 51-201 Disclosure Standards.

In the event of inadvertent disclosure of material information to an external stakeholder, the Company shall, as soon as practicable after the disclosure, issue a press release to inform all external stakeholders of the material information.

6.	Maintaining Confidentiality

The Company shall provide to all employees on-going education on the importance of maintaining the confidentiality of Company information and on the protocol to be followed in the event that they are asked (whether orally, in writing or electronically) by external stakeholders or others to comment on the Company’s material or confidential information.

7.	Electronic Communications

The CEO shall have responsibility for ensuring that the Company’s financial and shareholder repots filed on the Company website are accurate and up-to-date and that they are maintained in a separate, easily accessed area of the website.

The Company shall not publish financial analyst reports on the Company website as to do so may create the impression that the Company endorses the contents of the reports. Access to such reports should be a link to the site where such reports have been published by their authors.

It is recommended that Directors, Officers and employees refrain from participating in discussions about the Company on electronic chat rooms or news groups except to post news releases or links in the public domain or as may be required to correct factual errors by posting information which has previously been widely disseminated by the Company. Chat rooms or news groups may be the genesis for rumors about the Company. The Company, its Directors, Officers and employees shall not respond to such rumors on the chat rooms or news groups but should follow the procedure set out below.

8.	Rumors

If a rumor (whether from a chat room, news group or other, non-electronic source) is circulating about the Company and the Company is concerned that it may have a material impact on the market price of the Company’s shares, then:

(a)	The CEO shall contact Market Surveillance at the Toronto Stock Exchange to advise them of the situation;

(b)	The Company shall consider the requirements of issuing a clarifying press release to quell the rumor, in accordance with the provisions of section 3 of this Policy.

SEABRIDGE GOLD’S CODE OF BUSINESS ETHICS
INSIDER TRADING POLICY

Directors, Officers and senior managers (“Insiders”) are from time to time in possession of information which may constitute an undisclosed material fact. This policy is designed to ensure that Insiders do not use such undisclosed material facts to trade in the Corporation’s securities.

List of Insiders

The Corporation will maintain a list of individuals including Directors, Officers, senior managers and advisors who will be governed by the Insider Trading Policy (“Designated Insiders”).

Prior Clearance

The Board of Directors has mandated the Disclosure Committee to monitor and enforce the Insider Trading Policy. Designated Insiders must obtain prior approval from the Disclosure Committee (or its designee) prior to buying or selling any of the Corporation’s securities including the exercise of options. The Disclosure Committee may refuse permission to trade if, in his sole judgment, there are undisclosed material facts (see the Disclosure Policy for a definition) or other potentially sensitive developments within the Corporation which Designated Insiders either know or could reasonably be expected to know. The Disclosure Committee is not required to provide an explanation for its decisions.

No-Trade Periods

The Disclosure Committee will from time to time advise all Corporation Directors, employees and advisors in writing that they may not trade in the Corporation’s securities during a specific time period, with or without explanation. These No-Trade Periods will include the five trading days immediately preceding and two trading days immediately following the issuance of financial statements as well as periods during which the Corporation is involved in sensitive negotiations to conclude such matters as financings, acquisitions or divestitures. All such developments which could constitute undisclosed material facts must be reported to the Disclosure Committee to determine if a No-Trade Period is appropriate.

APPENDIX A

Examples of Information That May Be Material

(Reproduced from National Policy 51-201)

Changes in Corporate Structure

—	changes in share ownership that may affect control of the company

—	major reorganizations, amalgamations, or mergers take-over bids, issuer bids, or insider bids

Changes in Capital Structure

—	the public or private sale of additional securities

—	planned repurchases or redemptions of securities

—	planned splits of common shares or offerings of warrants or rights to buy shares

—	any share consolidation, share exchange, or stock dividend

—	changes in a company’s dividend payments or policies

—	the possible initiation of a proxy fight

—	material modifications to the rights of security holders

Changes in Financial Results

—	a significant increase or decrease in near-term earnings prospects

—	unexpected changes in the financial results for any period

—	shifts in financial circumstances such as cash flow reductions, major asset write-offs or write-downs

—	changes in the value or composition of the company’s assets any material change in the company’s accounting policies

Changes in Business and Operations

—	any development that affects the company’s resources, technology, products or markets

—	a significant change in capital investment plans or corporate objectives

—	major labour disputes or disputes with major contractors or suppliers

—	significant new contracts, products, patents, or services or significant losses or contracts or business

—	significant discoveries by resources companies

—	changes to the board of Directors or executive management (CEO, CFO, COO or president)

—	the commencement of, or developments in, material legal proceedings or regulatory matters

—	waivers of corporate ethics and conduct rules for Officers, Directors and other key employees

—	any notice that reliance on a prior audit is no longer permissible

—	de-listing of the company’s securities or their movement from one quotation system or exchange to another

Acquisitions and Dispositions

Significant acquisitions or dispositions of assets, property or joint venture interests acquisitions of other companies, including a take-over bid for, or merger with, another company

Changes in Credit Arrangements

—	the borrowing or lending of a significant amount of money

—	any mortgaging or encumbering of the company’s assets

—	defaults under debt obligations, agreements to restructure debt, or planning enforcement procedures by a bank or any other creditors

—	changes in rating agency decisions significant new credit arrangement